Exhibit 99.1

PRESS RELEASE

FOR IMMEDIATE RELEASE

AerCap Announces Completion of Management Transition at its AeroTurbine Subsidiary

Amsterdam and Miami; July 16, 2008 – AerCap Holdings N.V. (“AerCap,” NYSE: AER) announced that it has successfully completed its planned management transition at its AeroTurbine subsidiary. Effective August 15, 2008, founders Nicolas Finazzo, CEO and Robert B. Nichols, COO, will be leaving their positions at the company.  Mr. Finazzo will remain affiliated as a consultant to the Board of parent AerCap.

Michael King, 41, who is currently AeroTurbine’s President, is being promoted into the CEO role, a transition that has been planned since he joined AeroTurbine in June 2006. Mr. King has over 15 years of aviation experience, having previously served as Group Vice President of Sales & Marketing at Chicago-based AAR Corp., and more recently as Senior Vice President-Materials at AeroTurbine.  “Michael King is most qualified to serve as CEO of AeroTurbine, Inc.,” said Klaus Heinemann, Chief Executive Officer of AerCap.  “His strong aviation background, combined with his thorough understanding of the fundamentals of our business, ensures that this company will have strong leadership in the years ahead.”

“We are proud to have been a part of one of the most dynamic aircraft engine leasing, trading and parts businesses in the industry. With the enlarged management team lead by Michael King, AeroTurbine is particularly well positioned to take advantage of opportunities in the aviation marketplace at this time,” said Mr. Finazzo and Mr. Nichols.

As part of this transition plan AerCap recently made two further appointments to AerCap, Inc., its U.S. subsidiary company managing all operations in the Americas.  Aengus (“Gus”) Kelly, who has been with AerCap since 1998 and has held a number of senior management positions at the Company, was appointed CEO of AerCap, Inc. in November 2007 and Ray Valeika joined the Board of Directors of AerCap, Inc. effective January 1, 2008. Ray Valeika is an internationally recognized senior airline operations executive, with over 40 years experience managing large airline maintenance operations. Mr. Valeika recently retired from the position of Senior Vice President - Technical Operations at Delta Airlines, where he was credited with establishing Delta Tech Ops, one of the industries leading MRO service providers, and directing a worldwide maintenance and engineering staff of more than 10,000 professionals, responsible for maintaining a fleet of close to 600 aircraft.

“Ray Valeika’s experience over the course of his career with Delta, Continental and Pan Am brings a new dimension of industry insight and knowledge to the AerCap,

Inc. Board. Together with the appointment of Gus Kelly as CEO of our operations in the Americas, this ensures that AerCap has a first rate management team in the Americas to face the challenges and to take advantage of opportunities that in particular the U.S. market represents at this time,” said Klaus Heinemann, Chief Executive Officer of AerCap.

About AerCap and AeroTurbine

AerCap is an integrated global aviation company with a leading market position in aircraft and engine leasing, trading and parts sales. AeroTurbine is a subsidiary of AerCap focusing on engine leasing and trading, airframe and engine disassembly, part sales and MRO services.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media: Frauke Oberdieck, AerCap Tel.+31 20 655 9616 foberdieck@aercap.com	For Investors: Peter Wortel, AerCap Tel.+31 20 655 9658 pwortel@aercap.com